July 14, 2011

Via FedEx

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brookfield Properties Corporation
Form 40-F
Filed March 31, 2011
Form 6-K
Filed March 8, 2011
File No. 001-14916

Dear Mr. Woody:

Thank you for your letter dated June 24, 2011 and your comments contained therein. In my capacity as Chief Financial Officer of Brookfield Office Properties Inc. (formerly Brookfield Properties Corporation) (the “Company”), I am replying to the comments raised in your letter on behalf of the Company.

The Company responds to your comments (we have repeated below) as follows:

Exhibit 99.1 to Form 40-F

Acquisitions and Dispositions, page 5

1.           In future periodic reports, to the extent applicable, please disclose the weighted average capitalization rate of your aggregate property acquisitions and your aggregate dispositions made during the reporting period. Please also disclose how you calculate capitalization rates.

Response

In past periodic filings, the Company has provided detailed information to investors regarding its acquisitions and dispositions, including descriptions of the actual transactions, purchase price or sale price information and information regarding the impact of the acquisition or disposition on the Company’s operating results.  The Company believes that it has provided all of the material information regarding its acquisitions and dispositions necessary for investors to understand the future impact such acquisitions and dispositions will have on the Company’s results of operations.

The Company believes that it can provide all material disclosure relating to acquisitions and dispositions in its future periodic filings, as it has in the past, without providing capitalization rates.  However, the Company will include the capitalization rates for material acquisitions and/or dispositions in future periodic filings should a material acquisition and/or disposition occur during that period and to the extent capitalization rates were material to the decision as to whether to proceed with that transaction. To the extent that the Company includes capitalization rates for such transactions in future periodic filings, it will also describe how it calculated the capitalization rate used.

Business of Brookfield Properties, page 9

2.           Refer to the chart on page 9. In future periodic reports please include the year of expiry for the Bank of America/Merrill Lynch lease.

Response

Please see the table below which sets out the year of expiry and the number of square feet impacted for the Company’s leases with the Bank of America/Merrill Lynch.  In future periodic reports, the Company will include the year of expiry for the Bank of America/Merrill Lynch leases.

Year	2012	2013	2015	2017	2018	2019
Sq. Ft. (in 000’s)	183	4,657	8	118	124	95

3.           We note your disclosure throughout this section references different classes of buildings, as well as markets. In future periodic reports please explain this rating system in greater detail and include in your explanation whether this system is broadly used in your industry.

Response

In describing its business and its primary markets, the Company refers to the various geographic markets in which it operates, including sub-markets in those regions (such as the downtown core or central business district), as well as the predominant economic drivers in such markets (such as government, energy and financial services).  In addition, for some markets, the Company refers to various classes of properties in that market.

For the purposes of comparison, office space is grouped into classes which represent a subjective quality rating of buildings which indicates the competitive ability of each building to attract similar types of tenants. These classes are broadly used in the commercial real estate industry to differentiate among buildings and help the reporting of market data.  A combination of factors including rent, building finishes, system standards and efficiency, building amenities, location/accessibility and market perception are used as relative measures.  The difference between each of these classifications varies by market and Class B and C buildings are generally classified relative to Class A buildings.  There is no definitive formula for classifying a building, but the general characteristics of each are as follows:

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Class A: Most prestigious buildings competing for premier office tenants with rents above average for the area. Buildings have high quality standard finishes, state of the art systems, very strong accessibility and a clear market presence.  “Class AA” is also used in certain markets to refer to premium buildings at the top end of the Class A category.

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Class B: Buildings competing for a wide range of tenants with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the building rents for less than Class A buildings.

•	Class C: Buildings competing for tenants requiring functional space at rents below the average for the area and the buildings rent for less than both Class A and Class B buildings.

In future periodic reports commencing with its annual information form for the year ended December 31, 2011, the Company will explain this rating system in greater detail and include in its explanation a statement that this rating system is broadly used in the commercial real estate industry.

Exhibit 99.1 to Form 6-K filed March 8, 2011

Performance Measurement

Funds from Operations

4.           Please tell us and clarify in future periodic reports whether your FFO definition is the same as the NAREIT FFO definition.

Response

The Company’s definition of Funds from Operations (“FFO”) includes all of the adjustments that are outlined in the NAREIT definition of FFO including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joints ventures. However, in addition to the adjustments set out in NAREIT’s definition, the Company also makes adjustments to exclude any unrealized fair value gains (or losses) that arise out of reporting under International Financial Reporting Standards (“IFRS”) which was adopted by the Company as its reporting standard as of January 1, 2010 and income taxes that arise as a result of the Company’s structure as a corporation as opposed to a real estate investment trust.

In future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will clarify whether its definition of FFO is the same as the NARIET FFO definition and specifically identify and quantify any adjustments.

Commercial Properties

5.           We note your discussion of “tenant installation costs” and that for a majority of your leases, you pay a capital allowance for tenant improvements, as well as leasing commissions. We further note that you disclose a total cost amount for 2010. In future periodic reports, please provide such costs on a per square foot basis, or, alternatively, provide the total square footage so the per square foot amount may be calculated.

Response

Tenant improvements (“TI”) that enhance the value of the property are capitalized to the property in the period they are incurred and not when the related lease(s) are signed, consequently, certain TI packages provided to tenants can span multiple reporting periods before they are fully recognized within the Company’s financial statements.  As a result, it would be difficult to provide a per square foot amount that relates to the total cost amount as disclosed in the Company’s periodic reports.  As an alternative, for future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will provide, to the extent material, per square foot disclosure of costs relating to capital allowances for TI and leasing commissions related specifically to the leasing activity conducted in the quarter which may or may not be included in its financial statements in that quarter depending upon the timing associated with proper financial statement recognition.

Commercial Property Operations

6.           We note your discussion of “same property net operating income.” Please advise us, and in future periodic reports please disclose, how you define your same property pool. In particular, please clarify whether you ever remove a property from the same store pool even though it was owned for all relevant periods.

Response

The Company defines its same property pool as consisting of those properties that were owned by the Company during both reporting periods included in the periodic report.  In the case of the Company’s 6-K filed March 8, 2011, the same property pool for the year ended December 31, 2009 and 2010 consisted of 47 properties totaling approximately 38 million square feet.

The Company does not remove a property from the same property pool if it is owned for all relevant periods unless the property has been reclassified from Commercial Properties to Commercial Development on its balance sheet as a result of the commencement of a full building re-development initiative.

In future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will disclose how it defines its same property pool and will clarify that it only removes a property it owns from the same property pool if it is reclassified from Commercial Properties to Commercial Development.

7.           We note the following disclosure: “Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years.” In future periodic reports, please disclose the percentage of new leases that have escalator clauses and disclose the range of increases.

Response

In future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will disclose the percentage of new leases that have escalator clauses and the range of such increases.

8.           Please refer to the “average in-place rents” table. In future periodic reports, please provide quantitative disclosure regarding the impact of concessions, such as free rent, and tenant expense reimbursements on this figure.

Response

Average in-place net rents are calculated as the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space. This net rent amount per square foot excludes the impact of straight-lining rent escalations or the amortization of free rent periods provided on in-place leases. In 2010, the Company reported under IFRS $729 million of commercial property net operating income, of which $4 million, or 0.5%, represented straight-line rent escalations and free rent amortization. As such, the quantitative impact of concessions is generally not meaningful.

In future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will disclose its methodology for calculating average in-place net rents and will provide additional disclosure, to the extent material, concerning the impact of straight-lining of rent escalations and amortization of free rent periods or other tenant concessions that are excluded from the calculation of average in-place rents.

9.           In future periodic reports, please provide disclosure about management’s views on occupancy and average market rents trends.

Response

In future periodic reports commencing with its interim report for the quarter ended September 30, 2011, the Company will disclose management’s views on occupancy and average market rents trends as they relate to the Company’s results and the commercial real estate markets in which it operates.

Exhibit 99.2 to Form 6-K filed March 8, 2011

Consolidated Financial Statements

Consolidated Statements of Cashflow

10.           We note that your preferred and common share dividends exceeded your cash flow from operating activities for the year ended December 31, 2010. Please tell us, and expand your liquidity disclosure in your MD&A to discuss the funding source for these additional dividend payments.

Response

The excess of dividends paid over cash flow from operating activities for the year ended December 31, 2010 is principally due to the Company incurring cash expense of $108 million in the aggregate related to the hedging of its foreign currency exposure which is included in working capital in the operating section of the statement of cash flow. Absent that, the Company would have generated sufficient cash flow from operating activities to cover its dividends.

Although dividends paid for the year ended December 31, 2010 exceeded net cash provided by operating activities by $129 million, net cash from operating activities has exceeded dividends paid by an average of $129 million in each year from 2000 to 2009. On a cumulative basis, net cash provided by operating activities during this period has exceeded dividends paid by $1.3 billion. Accordingly the Company did not consider the payment of dividends in excess of the current year’s net cash flow from operating activities to be material especially given the Company’s ability to fund any shortfall with cash on hand.

In future periodic reports, whenever dividends paid exceed net cash provided by operating activities by a significant amount on the Company’s statement of cash flow, the Company will include disclosure in its MD&A under the heading Capital Resources and Liquidity that describes how the distributions were funded.

Notes to Consolidated Financial Statements

Note 8: Investment in Other Jointly Controlled Entities

11.           We note that your investments in the BFP 245 Park Co. LLC and WFP Tower D Co. LP exceed 50%. Tell us how you determined that you were not required to consolidate these entities. Cite any relevant accounting literature in your response.

Response

The Company determined that it was not required to consolidate BFP 245 Park Co. LLC and WFP Tower D Co. LP on the basis that they are jointly controlled entities.  The terms “joint venture”, “joint control” and “jointly controlled entity” are defined in International Accounting Standard (“IAS”) 31, Interests in Joint Ventures (“IAS 31”), as follows:

•	A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. (IAS 31, par. 3)
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Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control (the venturers).  (IAS 31, par. 3)

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A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity. (IAS 31, par. 24)

The Company’s investments in each of these entities are subject to the provisions of agreements with co-investors.  Under the terms of these agreements, the Company has determined that each of these entities is subject to joint control as defined by IAS 31.

IAS 31 allows investors in jointly controlled entities to account for them using proportionate consolidation (IAS 31, par. 30) or the equity method (IAS 31, par. 38).  In accordance with the policy disclosed in Note 2(d)(i) of our consolidated financial statements, the Company has elected to account for jointly controlled entities under the equity method.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact the undersigned at (212) 417-7166.

Yours truly,

Bryan K. Davis
Chief Financial Officer